Exhibit 99.2

EXPLANATORY NOTE: KBS Real Estate Investment Trust II, Inc. (“KBS REIT II,” the “Company” or “we”, as applicable) has created a video of its November 21, 2019 Valuation and Portfolio Update Webinar for stockholders. Below is a transcript of the video.

The information contained herein should be read in conjunction with, and is qualified by, the information in KBS REIT II’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”), Quarterly Report on Form 10-Q for the period ended September 30, 2019 (the “Quarterly Report”) and preliminary proxy statement filed with the SEC on November 15, 2019 (the “Preliminary Proxy Statement”), including the “Risk Factors” contained therein.

For a full description of the limitations, methodologies and assumptions used to value KBS REIT II’s assets and liabilities in connection with the calculation of KBS REIT II’s estimated value per share, see the Current Report on Form 8-K, filed with the SEC on November 15, 2019 (the “Valuation 8-K”).

IMPORTANT INFORMATION FOR STOCKHOLDERS
ADDITIONAL INFORMATION AND WHERE TO FIND IT

On November 15, 2019, the Company filed a Preliminary Proxy Statement and the Company plans to file a definitive proxy statement for its Annual Meeting of Stockholders with the SEC. The definitive proxy statement will be sent or given to the Company’s stockholders and will contain information about the proposals to be voted on by the Company’s stockholders at the Annual Meeting of Stockholders, including information relating to the Plan of Liquidation referenced in this presentation. This presentation does not constitute a solicitation of any vote or proxy from any stockholder of the Company. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT IS AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS OR MATERIALS FILED OR TO BE FILED WITH THE SEC OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSALS TO BE VOTED ON BY THE COMPANY’S STOCKHOLDERS AT THE ANNUAL MEETING OF STOCKHOLDERS. Stockholders will be able to obtain a copy of the definitive proxy statement and other relevant documents, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (which will be sent or given to the Company’s stockholders with the definitive proxy statement), free of charge at the SEC’s website, www.sec.gov, on the Investor Information page of the Company’s website at www.kbsreitii.com, by directing a request by mail to KBS Capital Markets Group Investor Relations, 800 Newport Center Drive, Suite 700, Newport Beach, CA 92660, or by calling the Broadridge proxy help line at (844) 858-7384.

PARTICIPATION IN THIS SOLICITATION

The Company, its directors and executive officers, KBS Capital Advisors LLC, the Company’s external advisor (the “Advisor”) and the Advisor’s officers and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposals to be voted on at the Annual Meeting of Stockholders, including the Plan of Liquidation. Information regarding the Company, its directors and executive officers and the Advisor, including detailed information regarding the interests of such entities or persons in the solicitation, is included in the Company’s Preliminary Proxy Statement and will be included in the definitive proxy statement in connection with the Annual Meeting of Stockholders. Stockholders may obtain the definitive proxy statement and other relevant documents free of charge as described above.

Forward-Looking Statements

Certain statements contained herein may be deemed to be forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management.

As discussed in the Preliminary Proxy Statement, in connection with a review of potential strategic alternatives available to KBS REIT II, the board of directors of KBS REIT II has determined that it is in the best interest of KBS REIT II and its stockholders to sell all or substantially all of KBS REIT II’s properties and assets and liquidate and dissolve KBS REIT II pursuant to the Plan of Liquidation. The Plan of Liquidation requires the affirmative vote of holders of shares of KBS REIT II’s common stock entitled to cast a majority of all the votes entitled to be cast on the Plan of Liquidation proposal. If the Plan of Liquidation is approved by KBS REIT II’s stockholders, there are many factors that may affect the amount of liquidating distributions ultimately paid to KBS REIT II’s stockholders, including, among other things, the ultimate sale price of each asset, changes in market demand for office properties during the sales process, the amount of taxes, transaction fees and expenses relating to the liquidation and dissolution, and unanticipated or contingent liabilities that could arise. No assurance can be given as to the amount or timing of liquidating distributions KBS REIT II will ultimately pay to its stockholders. If KBS REIT II underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount of liquidating distributions ultimately paid to KBS REIT II’s stockholders could be less than estimated.

The Company may fund distributions from any source including, without limitation, from borrowings. Distributions paid through September 30, 2019 have been funded in part with cash flow from operating activities, debt financing, proceeds from the sales of real estate properties and the repayment or sale of real estate loans receivable. Actual events may cause the value and returns on the Company’s investments to be less than that used for purposes of the Company’s estimated NAV per share and estimated net proceeds from liquidation. With respect to the estimated NAV per share, the appraisal methodology used for the appraised properties assumes the properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. Though the appraisals of the appraised properties, with respect to CBRE, and the valuation estimates used in calculating the estimated value per share, with respect to the Advisor and the Company, are the respective party’s best estimates as of September 30, 2019 and November 13, 2019, as applicable, the Company can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the appraised properties, the estimated value per share and the estimated net proceeds from liquidation. The statements herein also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain and/or improve occupancy levels and rental rates at its real estate properties; the Company’s ability to sell its real estate properties at the times and at the prices it expects; the Company’s ability to successfully negotiate modifications, extensions or any needed refinancing of its debt obligations; and other risks identified in Part I, Item 1A of the Company’s Annual Report, in Part II, Item 1A of the Quarterly Report and in the Preliminary Proxy Statement.

Transcript of video by Charles J. Schreiber, Jr., Chief Executive Officer of KBS REIT II; Jeff Waldvogel, Chief
Financial Officer of KBS REIT II; Mark Saukkola, CEO of KBS Capital Market Groups; and Rodney Richerson, Regional President of KBS Capital Advisors LLC.

Mark Saukkola:	Hello, and welcome to the “November 2019 KBS REIT II Valuation and Portfolio Update” webinar. My name is Mark Saukkola; I’m the KBS Capital Market Groups CEO. And today, I’m joined with Chief Executive Officer and Co-Founder of KBS, Chuck Schreiber; Chief Financial Officer, Jeff Waldvogel; and Regional President, Rodney Richerson. We’d like to thank all the investors and financial advisors for participating on the webinar today. And I wanted to address a couple housekeeping items before we proceed with the presentation.

Copies of these slides from the presentation are available for download presently on your screen in front of you as well as will be available on the KBS Capital Market Groups website within approximately 48 business hours. As we flip to slide two, I’d like to encourage you to review the important disclosure information on slide two and three as I quickly outline the brief agenda for today.

Today, Chuck Schreiber will provide an overview and some highlights of the KBS REIT II Portfolio, followed by Jeff Waldvogel reviewing our stockholder performance, distribution history as well as some key valuation info for the portfolio. Rodney Richerson will review our tenancy information as well as provide some updates on select properties in the portfolio. And lastly, we will end our time with some written question and answer.

As we flip to slide four, and as many of you know, KBS has been a leading owner and operator of real estate on behalf of pension funds, endowments, and other institutional investors as well as our individual investors since the early ‘90s. And Peter Bren and Chuck Schreiber have built a firm that has experienced transaction volume in excess of $42 billion in the firm as of the end of the third quarter at over $11 billion in real estate assets under management.

At the end of 2017, KBS was recognized by National Real Estate Investor as the eighth largest office owner globally. And since our inception, we’ve purchased over 1,600 real estate assets and sold over 1,500 of them, and have developed a great track record as an owner and operator real estate on behalf of our investors. And with that being said, I’d like to pass over the presentation to Co-Founder and CEO, Chuck Schreiber.

Chuck Schreiber:	Thank you, Mark. Thank you for joining us today and letting us review the – certain current activities for KBS REIT II. KBS REIT II invested in 35 different assets for the fund, and to-date, 28 of those have been liquidated. Slide five on page five indicates the variety of submarkets where the buildings and loans have been originated and also shows the remaining seven assets in the portfolio. KBS REIT

II raised in excess of $1.8 billion for investments and bought $3.3 billion worth of assets.

The currently reported net asset value is at $3.79 a share, and the total distributions to-date is just under $10.40 a share. The total equity that has been sold and debt liquidated is nearly $2.6 billion, and the current value is a little over a billion dollars, about – close to $1.1 billion. The current occupancy is at a low level of 80% – we’re going get into those details later on in this discussion – and we’re at a low level of leverage below 40% for the portfolio.

Page seven is significant because it lists the seven remaining assets in the portfolio.

Again, Willow Oaks, Union Bank, Corporate Tech all have an occupancy level below 90%, and we’re going be reviewing that later on in this discussion. But, more significantly, the two projects in Florham Park, New Jersey are currently under contract, and we have a purchase and sale agreement with a buyer on those. So, we currently are in escrow on those. The next two pages list the transactions that we’ve consummated. Page eight shows the 20 transactions that we’ve sold.

The buildings are cost basis with a little over $1.8 billion and we generated net sale proceeds of – in excess of $2.1 billion, for a gain of $298 million for the real estate assets.

Page nine provides a list of the eight loans which were originated for KBS REIT II and shows that we invested a little less than $400 million, and our proceeds upon the sale of those or liquidation of those assets – some of those were just loan payoffs – was $476 million. So, roughly $77 million gained on those. Next, I’m going to allow Rodney Richerson to get into the portfolio details.

Rodney Richerson:	Thank you, Chuck. As you can see on this slide, we actually have seven remaining assets, two of which Chuck just mentioned, our New Jersey assets, that are currently held for sale and under contract and non-refundable. So, the remaining portfolio after those dispositions are five assets. Just over 2.7 million square feet of real estate with a weighted average lease term of 6.6 years. So, not a whole lot of lease rollover exposure remaining on the portfolio.

The current occupancy on this portion of the portfolio (the lease percentage) is 76%; when you include the Campus Drive buildings, we’re pushing 80% on the overall portfolio. And as Chuck already mentioned, we have very low leverage on this portfolio, at just about

39%. The graph on the left, on the bottom, you can see the occupancy by building. You have Fountainhead, which is a single tenant building with the University of Phoenix; Granite Tower anchored by Anadarko, which was recently purchased by Oxy Petroleum. We recently renewed that tenant.

Union Bank Plaza - We actually just finalized a renewal with Union Bank, so we’ve stabilized that asset. And we do have good activity on the vacancy but nothing eminent at this point. And then, really, our two underperforming assets in terms of occupancy, Willow Oaks and Corporate Tech. And I’ll talk a little bit later on about leasing activity. We have strong leasing activity on the portfolio. And as you can see on the occupied square footage expirations by year, very little rollover exposure until 2023, which is primarily University of Phoenix. And we’re trying to address that issue at this point right now.

Tenancy overview. As you can see here, our top 10 tenants represent 71% of the portfolio. As the portfolio gets smaller and smaller, the larger tenants become a larger percentage of the overall portfolio. But the University of Phoenix is our largest tenant with almost four years remaining of lease term. They’ve actually subleased almost all of their space within the two buildings that we own; and that’s actually good, considering today’s investors really have a lack of interest for profit tenants in their portfolio.

The industry’s gotten a lot better over the last few years but a lot of investors still shy away from that. The fact that they’ve subleased a lot of the space and we have an opportunity to go direct with those tenants with little downtime is a benefit. Anadarko Petroleum, we discussed a few minutes ago, recently purchased by Oxy Petroleum. We have a 12-plus-years-remaining-of-lease term and they occupy 343,000 square feet. Union Bank, our next largest tenant at 180,000 square feet.

They're actually currently larger than the 180, but as part of their renewal, they will be giving back space over time. But the 180,000 is their long-term footprint in the building. We now have a 15-year lease with them at that building.

As you can see, industry diversification, that’s fairly diverse. With the exception of finance – heavy exposure to finance and mining, both of those are really related to a couple of the large tenants in the portfolio.

With that, I’m going to turn it back over to Jeff Waldvogel, who will talk about the estimated value per share.

Jeff Waldvogel:	Thanks, Rod. So, starting on page 13, we have updated our estimated value per share for 2019. We followed a process similar and consistent with prior years. CBRE was engaged as the independent valuation firm to come in and appraise each of the real estate properties, with the exception of the two properties that are under contract to sell. And those are valued at a contractual sale price adjusting for any closing credits. Based on that methodology, we arrived an estimated value per share of $3.79 with a range of about $3.55 to $3.99 for valuation.

And moving on to the next page, we’ll get into a few of the details on the valuation. Page 14, we have a valuation summary slide, which reflects the various assets and liabilities on the balance sheet and the fair value for those. You can see the change in the real estate value on the second line; a portion of that relates to having sold two assets since our last valuation in 2018 as well as a change in real estate value and a decrease in the updated estimated value per share.

Moving on to the next slide on page 15, you can really see the changes from last year’s estimated value per share to the 2019 estimated value per share. Real estate properties were down $0.30, or roughly 4.4% of real estate value, from 2018. Additionally, we incurred some selling costs for the two properties that were sold that I had mentioned. Selling costs are not priced into the NAV calculation, as we follow the IPA Guidelines, which do not include those until assets are sold.

Additionally, we spent about $0.34 on capital expenditures during the period just for releasing and tenancy and other capital costs at each of the buildings. So, a total impact to real estate of about $0.66 year-over-year. In addition to that, with the sale of the two assets and additional sales we've had in prior years, dividend coverage was impacted, as we continued to pay a 5% dividend. There was a little bit of a shortfall to that dividend during the year of about $0.04 a share that was not covered from operations.

Additionally, we had paid a special distribution that was declared in June 2019 of $0.45 a share to shareholders, and then, our change in fair value of notes payable for about $0.01. So, a total impact of a $1.16 to the estimated value per share, of which $0.45 related to the special distribution paid to shareholders.

And with that, we’ll step into walking through the couple, big, significant real estate changes to the portfolio on slide 16.

Rodney Richerson:	The majority of the negative impact to real estate values is driven by two specific buildings. The first, Campus Drive properties, which are currently under contract with a buyer with a non-refundable deposit. This had a pretty significant impact of a $56 million decline in value. That was really driven by a couple of situations, but primarily, investors today are really shying away from suburban type properties. There's not a lot of institutional capital that will typically pay lower cap rates or higher values for investments rather than private investors. And this being kind of more of a suburban type asset, the activity when we took this to market was a little less than anticipated, and, again, has impacted the valuation by $56 million.

The other asset is Union Bank – Union Bank Plaza, Downtown L.A. We’ve had a $15-million decline, which is 6%, from the 2018 valuation, and this was driven by a couple of different items. I discussed the renewal of Union Bank that we just finalized a few months ago. We anticipated them renewing at about 225,000 square feet; they ended up restacking and needing less space than originally anticipated, so we’ll have additional cost and downtime associated with that 43,000 square feet. We’re going through major significant building improvements for the building lobby as well as the exterior courtyard. And then, really, the last thing that has impacted the valuation here is we were hit with a historical designation by the L.A. Conservancy for our outdoor plaza. The outdoor plaza at this building had a development opportunity to it. In the past we’ve talked to different multi-family developers about purchasing basically the air rights for a development. We’re still in negotiations with the city as well as the L.A. Conservancy about what is gonna be deemed historic. It doesn’t mean that we can no longer build on the site, but it makes it a much more difficult endeavor. And we previously were holding – were estimating land value at about $10 million on that component of it, and we’ve stripped that out just not knowing whether a buyer will actually pay for that opportunity.

Jeff Waldvogel:
Great. Thanks, Rod.
And moving on to slide 17, the next couple of slides we talk about stockholder performance, and then get into liquidation a little bit. The next slide, based on what you can see on slide 17, we have followed the IPA Guidelines. It does assume that the shareholders sell at the estimated value per share as currently reflected, which does exclude selling costs and fees. On slide 18, you can see the stockholder performance by year. It lays out, in each of the years, the regular and special distributions paid to shareholders for both the early and the late investor, and then does add to that the current estimated value per share of $3.79 in the current year 2019.

With that, you can see the total early cash investor would have received $14.18 back on their investment, inclusive of that estimated value per share, and the late investor would’ve received $12.62 from their original investment. Moving on to slide 19, the board of directors in the company spent an extensive amount of time really evaluating the portfolio and the timing for liquidation of the portfolio. And the board of directors has approved a liquidation of the portfolio, and that we go ahead and move forward with that.

And the initial proxy has been filed with the SEC at this time, and shortly, once we have approval, that will be going out to shareholders for a shareholder vote. And we’ll touch on that again later in the presentation, but please, be looking for that, as that will be coming out. We need shareholders approval to go ahead and move through that liquidation process. We anticipate, as we look at selling costs and wrapping up the REIT in those costs, that the range in liquidation will be about $3.40 to $3.83 a share.

And additionally, we anticipate we would pay liquidating distributions generally as we have asset sales. And we likely may group up a couple of asset sales to return a meaningful amount of funds to shareholders and distributions, but would anticipate, on the closing of the two Campus Drive assets that are under contract right now, that we would pay a distribution, and along with that, we would cease paying ongoing monthly distributions from now going forward as the dividend is not being covered by MFFO. And as we continue to sell assets, the yield continues to be reduced.

As we’re moving into a liquidation phase, those distributions would come from the sale of assets and be paid at that time. Moving on to page 20 is the hypothetical performance of both the early and late investor. Similar to the earlier slide, but this factors in the selling and the liquidation costs to come up with the range of what might be returned to the early and late investor. You can see in the third column, the range of liquidation and selling costs is about $0.15 to $0.16 a share.

This is made up of commissions to brokers, legal costs upon selling the assets, disposition fees as well as just legal costs of wrapping up the REIT in the entity. So, you can see the range to the early and late investor, $13.79 to $14.22 to the early investor, and $12.23 to $12.66 to the late investor. This does use a range of estimated value per share that was touched on earlier but then adjusts for those liquidation costs. Moving on to slide 21, just to touch upon, for a minute, challenges and risks just from a high level.

As we move through the process of liquidating a large REIT, of course, there are always risks; there's assumptions. We’re looking and using appraisals and the best of our knowledge as we value the portfolio and move forward. And so, the timing of asset sales and distribution payments may vary somewhat, but as we move through this liquidation process, it is our target that within 24 months effectively, after receiving shareholder vote, that we would’ve liquidated in full through the portfolio and liquidated the REIT and return funds to shareholders. And with that, I will turn it back to Rodney to touch on a few property updates.

Rodney Richerson:	Thank you, Jeff. On slide 23, the first asset I’d like to talk about is District 237, formerly known as Corporate Tech Center, located in San Jose, California. As you can see on the aerial on the left, this is what the original portfolio of the buildings looked like. The buildings on the top left are – highlighted in blue are the three assets we’ve sold. One was to a 1031 Exchange buyer, one was to actually an owner-user, and then the 400 building was an AT&T data center with a long-term lease, and we sold that to a data center real estate company, which really left us with five vacant buildings when Ericsson and Dell moved out of these buildings in late 2018.

Since that time, we’ve had great leasing success. We’ve leased the 350 building to NXP, which was a 96,000 square foot lease; and we leased the 250 building to CDK, which was a 76,000 square foot building, which really leaves us with three remaining vacant buildings. We’re currently in negotiations with a large Fortune 100 company that will occupy the [100 and 200 buildings]. We anticipate having that lease fully executed by the year end, at which time we will actively market those two buildings for sale independently of the other three.

And our hope and thought is that we will actually achieve high price per square foot on this asset considering the credit quality in a long-term lease, and it will establish a good benchmark for the remaining three buildings. And basically, we have one remaining vacancy after we get that one lease completed, the 300 building. And we currently have early interest from two different tenants, but it’s too early to say whether we’ll have that done or not. The goal is to liquidate the remaining five buildings in 2020.

The next couple of slides are of Granite Tower. As I mentioned earlier, we've renewed Anadarko at 343,000 square feet on a long-term lease. As part of that, we did agree to significant renovations to the building. The pictures here on page 24 reflect its previously current condition. It’s all demolished at this point. But it had a very small, tight lobby, outdated finishes. And if you go to the next slide, 25, you’ll see what the planned renovations look like.

We’re actually pulling the lobby out to the columns, adding about 10 feet of lobby space, going in with very light finishes, current finishes, adding an amenity deck, so you’ll have an outdoor deck on the third floor, which will include a large conference facility, fitness facility, and just a general tenant lounge area. And this work should be completed by May of next year, which we – upon completion of that, we’re proposing to actively market this building for sale with the long-term lease in place and it fully renovated. With that, I’ll turn it back over to Mark Saukkola to talk about the goals and objectives.

Mark Saukkola:	Thanks, Rod. Today, we’ve provided an overview of the current makeup of our portfolio. We’ve spent some time explaining the methodology of our 2019 estimated value per share and addressed our stockholder performance as well as provided some opportunities to discuss property updates as well. I’d like to address the end of our time with the plan for KBS REIT II moving forward and to discuss our goals and objectives. And in moving forward, we intend to continue to strategically sell assets and pay special distributions following those asset sales.

We intend to focus on some key leasing activities that will help us facilitate future asset sales for the five remaining properties that aren’t yet under contract. And we also hope to complete planned and current capital projects to attract quality buyers for the portfolio; and lastly, like to obtain final stockholder approval to complete the plan of liquidation for KBS REIT II. On November 15th, earlier this month, KBS REIT II filed a preliminary proxy statement in preparation for the annual meeting as well as to provide some information related to our plan of liquidation.

And we anticipate, in December, a definitive proxy statement being available for distribution. And so, I’d like to encourage all shareholders and advisors to help educate their clients; to review these materials when they're available, and please, stockholders, if you would in – vote on the various proposals outlined in the proxy statement. As we take a look at the last slide, slide 27, I’d like to just point you to the KBS Capital Markets Group Investor Relations phone number and encourage you to contact us with any questions. But I’d like to thank you for your participation and attention today. Please feel free to submit any written questions as we address that time right now. Thanks again.